[redacted]

SEC Mail Processing Section

MAR 02 2009

Washington, DC
105

SEC 09059571 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BB 3/10

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SEC FILE NUMBER
8-67277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NEWCASTLE DISTRIBUTORS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

127 WOODHAVEN DRIVE
(No. and Street)

AVON	**CT**	**06001**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL A. ATKINS **(860) 673-2972**
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SASLOW LUFKIN & BUGGY, LLP
(Name – *if individual, state last, first, middle name*)

10 TOWER LANE	**AVON**	**CT**	**06001**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affirmation

I, PAUL A. ATKINS, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Newcastle Distributors, LLC (the Company) for the year ended December 31, 2008 and 2007 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul A Atkins 2/17/09

Signature Date

Paul A. Atkins
Principal

Subscribed and Sworn to before me this 17th day of Feb, 2009

NOTARY PUBLIC

Date Commission Expires:

Notary Public

PHILIP G. LEDOUX, JR.
NOTARY PUBLIC
My Commission Expires June 30, 2011

Newcastle Distributors, LLC
Independent Auditors' Report, Financial Statements and Supplemental Schedule
As of and for the Years Ended December 31, 2008 and 2007

Table of Contents

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Member of Newcastle Distributors, LLC:

We have audited the accompanying statements of financial condition of Newcastle Distributors, LLC (the Company) as of December 31, 2008 and 2007, and the related statements of operations and changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcastle Distributors, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 15, 2009

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Newcastle Distributors, LLC
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Cash and cash equivalents	$ 30,475	$ 50,845
Prepaid expenses	1,782	1,782
Total assets	$ 32,257	$ 52,627
Liabilities and Member's Equity		
Liabilities:		
Accrued expenses	$ 4,716	$ 5,214
Total liabilities	4,716	5,214
Member's equity	27,541	47,413
Total liabilities and member's equity	$ 32,257	$ 52,627

The accompanying notes are an integral part of these financial statements.

Newcastle Distributors, LLC
Statements of Operations and Changes in Member's Equity
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions and service fees	$ 4,500	$ -
Expenses:		
Commissions expense	4,050	-
General and administrative expenses:		
Consulting fees	8,989	12,680
Professional fees	4,500	8,400
Travel and entertainment	1,785	2,470
Registration fees	2,695	2,283
Advertising expense	2,125	530
Insurance	805	514
Bank fees	22	64
Total expenses	24,971	26,941
Loss from operations	(20,471)	(26,941)
Other income:		
Interest income	599	697
Other income	-	35,000
Total other income	599	35,697
Net (loss) income	(19,872)	8,756
Member's equity, beginning of year	47,413	24,207
Capital contributions	-	14,450
Member's equity, end of year	$ 27,541	$ 47,413

The accompanying notes are an integral part of these financial statements.

Newcastle Distributors, LLC
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net (loss) income	$ **(19,872)**	$ 8,756
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	-	(637)
Accrued expenses	**(498)**	4,927
Net cash (used in) provided by operating activities	**(20,370)**	13,046
Cash flows from financing activities:		
Cash contribution from member	-	14,450
Net cash provided by financing activities	-	14,450
Net (decrease) increase in cash and cash equivalents	**(20,370)**	27,496
Cash and cash equivalents, beginning of year	**50,845**	23,349
Cash and cash equivalents, end of year	$ **30,475**	$ 50,845

The accompanying notes are an integral part of these financial statements.

Note 1 - General

Organization - Newcastle Distributors, LLC (the Company) was formed in December 2005 as a limited liability company under the laws of the State of Connecticut. As such, the owner (the Member) is not liable for the debts of the Company. The Company is a registered broker-dealer located in Avon, Connecticut.

Description of Business - As a securities broker and dealer and an investment advisor, the Company is engaged in various securities trading and brokerage activities, servicing a diverse group of institutional investors.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

The Company is subject to the net capital requirement under Rule 15c3-1 of the Securities and Exchange Act of 1934 (the Act). The Company does not hold funds or securities for or owe funds or securities to customers, and as such, is exempt from the reserve requirement provisions of the Act under the exemption provisions found within Rule 15c3-3 Section (k)(1).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents - The Federal Depository Insurance Corporation (FDIC) insures cash balances up to $100,000 per customer per bank. Effective October 3, 2008, the standard FDIC limit was increased to $250,000 per bank. In addition, FDIC coverage for balances in non-interest bearing transaction deposit accounts is unlimited if the bank elects to participate. The legislation that provides this increased coverage will expire on December 31, 2009. Amounts in excess of the FDIC limits are uninsured.

Income Taxes - The Company has elected to be treated as an LLC under the Internal Revenue Code, having the Company's income treated for federal income tax purposes substantially as if the Company were a partnership. The Member's respective equitable shares in the net income of the Company are reportable on the individual's tax return. Accordingly, the financial statements reflect no provision or liability for federal income taxes.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 3 - Trading Activities

The Company is not engaged in trading activities and only provides securities brokerage and investment advisory services to third-party clients.

The Company is exposed to market risk on the various cash and investments it holds related only to its net capital requirements. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

At December 31, 2008 and 2007, the Company does not believe it has any exposure to credit risk or market risk associated with cash and equivalents. The Company held no investments at December 31, 2008 and 2007.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2008 and 2007, the Company had net capital of $25,701 and $45,573, respectively, with a minimum net capital requirement of $5,000 for both years. The ratio of aggregate indebtedness to net capital was .18 to 1 and .11 to 1 for December 31, 2008 and 2007, respectively.

Note 5 - Concentrations of Credit Risk

During the course of its operations, the Company grants credit to certain institutions under commission arrangements. Credit granted to these institutions is unsecured and subject to losses. Management closely monitors the institutions to which it grants credit and does not see this risk of loss as significant.

Note 6 - Other Income

In 2007, the Company received a one-time special payment of $35,000 from FINRA as benefit of the consolidation of National Association of Securities Dealers and the New York Stock Exchange Member Regulation.

Newcastle Distributors, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008 and 2007

	2008	2007
Net Capital:		
Member's equity	$ 27,541	$ 47,413
Nonallowable assets:		
Prepaid expenses	1,782	1,782
Haircuts on certificates of deposit	58	58
Total net capital	25,701	45,573
Less: net capital requirement [greater of $314 and $348 in 2008 and 2007, respectively (6.67% of aggregate indebtedness) or $5,000]	5,000	5,000
Net capital in excess of requirements	$ 20,701	$ 40,573
Aggregate Indebtedness:		
Total liabilities	$ 4,716	$ 5,214
Aggregate indebtedness	$ 4,716	$ 5,214
Ratio of aggregate indebtedness to net capital	.18 to 1	.11 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2008 and 2007.

Saslow
Lufkin &
Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Supplemental Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Member of Newcastle Distributors, LLC:

In planning and performing our audit of the financial statements of Newcastle Distributors, LLC (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the propose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which

10 Tower Lane
Avon CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202

30 Main Street
Burlington, VT 05401
Telephone (802) 865-9300
FAX (802) 865-9302

email: information@slbcpa.com

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with general accepted accounting principles such that there is a more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

Saslow
Lufkin &
Buggy, LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

This report is intended solely for the information and use of the Member, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, CT
February 15, 2009

Newcastle Distributors, LLC
(SEC File No. 8-67277)

Independent Auditors' Report, Financial Statements and Supplemental Schedule

As of and for the Years Ended December 31, 2008 and 2007

Newcastle Distributors, LLC
(SEC File No. 8-67277)

This report contains: (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statements of Financial Condition.
- ☑ (c) Statements of Operations.
- ☑ (d) Statements of Cash Flows.
- ☑ (e) Statements of Changes in Member's Equity.
- ☐ (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
- ☑ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 4 - Net Capital).
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not applicable).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].
- ☑ (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).
- ☐ (p) Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).